

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2013

<u>Via U.S. Mail</u>
William Solko
Chief Executive Officer and Chief Financial Officer
Northeast Automotive Holdings, Inc.
2174 Hewlett Avenue, Suite 206
Merrick, New York 11566

> **Re: Northeast Automotive Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 000-51997**

Dear Mr. Solko:

We issued comments on the above captioned filing on September 29, 2011. On December 13, 2011, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-3813 if you have any questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief